CHINA CERAMICS CO., LTD.
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC

July 15, 2010

VIA TELECOPY
Pamela A. Long
Assistant Director
Securities and Exchange Commission
100 F Street, NE Mail Stop 4631
Washington, D.C. 20549

RE:	China Ceramics Co., Ltd. (the “Company”) Registration Statement on Form F-1 (File No. 333-164784) (the “Registration Statement”)

Ladies and Gentlemen:

On July 8, 2010, the Company requested acceleration of the effective date and time of the Registration Statement to 12:00 p.m. on July 12, 2010, or as soon thereafter as practicable.  The Company hereby withdraws such request until further notice.

Very truly yours,

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer